Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Completes 2010 Exploration Program at the Akarca JV Project, Turkey

Vancouver, British Columbia, January 18, 2011 (TSX Venture: EMX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce final 2010 results from the Akarca gold-silver project in northwestern Turkey. The 2010 program established the property’s district scale gold-silver exploration potential, with multiple prospects and new discoveries occurring over a combined area of more than seven square kilometers. Near-surface, oxide gold-silver mineralization is hosted within broad structural zones, and also occurs in higher grade veins within these zones. The Akarca project is being explored as part of a joint venture agreement (JV) with a wholly owned subsidiary of Centerra Gold Inc. The JV is preparing a follow-up work program on multiple priority targets for 2011. Please see www.eurasianminerals.com for more information.

Arap Tepe Target Area. The final two holes of 2010 concluded a successful Akarca drill campaign, and returned additional intercepts of near-surface, oxide mineralization at Arap Tepe’s „Zone A’ prospect. The first phase Arap Tepe drill results are particularly encouraging considering that nearby gold-silver zones with more favorable surface sample results (Arap Tepe Zones B and C, and Baglarbasi Tepe) have yet to be drill tested. Furthermore, there are nine IP-resistivity anomalies that represent over 3000 meters of untested vein zone targets beneath cover in the area.

The Arap Tepe prospect occurs in a 2.0 by 1.0 kilometer, northwest trending corridor of multiple, sub-parallel zones of gold-silver mineralization, quartz veining and silicification, and resistivity anomalies located approximately three kilometers east of what has been the main target area. The results from the last two „Zone A’ holes are summarized in the table below. Together with previously reported drill results, including 50.4 meters averaging 3.39 g/t gold (see Company news release dated 12/21/2010), „Zone A’ has been drill defined along 60 meters of strike length. The majority of the zone remains untested, with further exploration potential along a total strike length of 500 meters as delineated by outcrops of quartz veining and silicification and an IP-resistivity anomaly.

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au- Equiv (g/t)	Comments
AKC-38	2.0	57.0	55.0	1.29	3.07	1.34	Arap Tepe Zone A. True thickness interpreted as 65-85% of the reported interval.
including	12.6	16.6	4.0	6.11	4.00	6.17
including	31.7	37.9	6.2	3.28	5.10	3.37
AKC-39	4.0	60.5	56.5	0.85	2.08	0.89	Arap Tepe Zone A. True thickness interpreted as 65-85% of the reported interval.
including	21.5	22.8	1.3	6.92	2.41	6.96
including	42.6	46.9	4.3	3.37	4.79	3.46

Notes: Intervals reported at a nominal 0.2 g/t Au cutoff and minimum length of 7 m. Au equivalent calculated as 55:1 Ag:Au ratio, and assumes metallurgical recoveries and net smelter returns are 100%.

In addition to the remaining potential at „Zone A’, three nearby targets within the Arap Tepe mineralized corridor that have yet to be drilled are characterized by more favorable surface sampling results:

  Arap Tepe „Zone B’- chip channel samples including 54.8 g/t gold and 24.7 g/t silver over 0.7 meters,
  Arap Tepe „Zone C’- chip channel samples including 3.87 g/t gold over 1.0 meter and 17.4 g/t silver over 0.4 meters, and
  Baglarbasi Tepe - rock grab sample results including 7.78 g/t gold and 15.75 g/t silver.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
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Percem Tepe Prospect. This recent discovery is located approximately 1.2 kilometers north of Arap Tepe. Three mineralized quartz vein zones have strike lengths of 85 to 110 meters, and range from 1 to 18 meters in width. Channel samples assayed up to 66.0 g/t gold over 1.0 meter and 100 g/t silver over 1.2 meters, with 11% of 251 rock samples assaying greater than 1 g/t gold. Percem Tepe occurs within a 800 meter long, northwest oriented trend defined by gold-silver mineralized surface rock samples.

Main Target Area. Thirteen holes drilled earlier in 2010 provided additional definition to the Kucukhugla and Hugla Tepe gold-silver zones, with twelve holes returning additional intercepts of near-surface, oxide mineralization, including 71.9 meters averaging 1.13 g/t gold equivalent (i.e., 0.96 g/t Au and 9.38 g/t Ag; see Company news release dated October 29, 2010). These results further highlight the exploration potential for a bulk minable precious metals system in the 2.1 by 2.2 kilometer main target area, which is characterized by strongly anomalous surface geochemistry (gold-in-soil anomalies greater than 0.1 g/t Au and multiple rock samples over 10 g/t Au and 100 g/t Ag) and concealed IP-resistivity targets. Reconnaissance rock samples north of the Fula Tepe zone, and away from the focus of previous work, have returned high-grade assays including 73.8 g/t and 53.1 g/t gold.

The Sarikaya Tepe prospect, located 900 meters west of Kucukhugla Tepe, is another 2010 discovery, and presents further exploration upside. The prospect hosts a silica replacement and epithermal quartz vein zone mapped along strike for approximately 420 meters, with channel samples assaying up to 54.7 g/t gold over 1.8 meters and 182 g/t silver over 3.0 meters.

Akarca Overview. The Akarca gold-silver deposit, located in Turkey’s western Anatolia region, is an EMX 2006 grassroots exploration discovery. Akarca is covered along with the Elmali property by a JV agreement between EMX and Centerra Exploration B.V. ("Centerra"), a wholly owned subsidiary of Centerra Gold Inc. Centerra can earn a 50% interest in Akarca and Elmali by completing US$5,000,000 in exploration expenditures over four years. Within 30 days of completing the earn-in requirements, Centerra will also be required to pay EMX US$1,000,000. Centerra may earn an additional 20% in the properties, bringing the total to 70%, by spending a further US$5,000,000 over two years.

Comments on Sampling, Assaying, and QA/QC. EMX's drill and geochemical samples were collected in accordance with accepted industry standards. The samples were submitted to ALS Chemex laboratories in Izmir, Turkey for sample preparation and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Gold was analyzed by fire assay with an AAS finish, and silver underwent aqua regia digestion and analysis with MS/AES techniques. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and field duplicates.

EMX is exploring and investing in a first class mineral property and royalty portfolio located in some of the most prospective, but under-explored mineral belts of the world.

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

3rd Floor – 570 Granville Street, Vancouver, British Columbia, Canada V6C 3P1
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com